Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2024 Results

KFAR SAVA, Israel, October 31, 2024 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter ended September 30, 2024.

Financial Results

Third quarter: Silicom’s revenues for the third quarter of 2024 were $14.8 million compared with $30.1 million for the third quarter of 2023.

On a GAAP basis, the company’s net loss for the quarter totalled $2.6 million, or $0.44 per ordinary share (basic and diluted), compared with net income of $1.2 million, or $0.18 per ordinary share (basic and diluted), for the third quarter of 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $1.7 million, or $0.28 per ordinary share (basic and diluted), compared with net income of $2.1 million, or $0.30 per ordinary share (basic and diluted), for the third quarter of 2023.

First Nine Months: Silicom’s revenues for the first nine months of 2024 were $43.6 million compared with $105.4 million for the first three quarters of 2023.

On a GAAP basis, net loss for the period totalled $7.6 million, or $1.24 per ordinary share (basic and diluted), compared with net income of $8.6 million, or $1.26 per diluted share ($1.27 per basic share), for the first nine months of 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the period totalled $4.9 million, or $0.80 per ordinary share (basic and diluted), compared with net income of $10.7 million, or $1.57 per diluted share ($1.58 per basic share), for the first nine months of 2023.

During the first nine months of 2024, the Company generated approximately $14 million in cash, and invested more than half of that, approximately $8.6 million, in repurchasing Silicom shares.

Guidance

Management projects that revenues for the fourth quarter of 2024 will range from $14 million to $15 million. Growth in 2025 is expected to be in the low single digits, with strong 20%-30% compound annual growth rate materializing gradually from 2026.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “During the third quarter, we continued to progress towards our mid- and long-term goals while dealing responsibly with our short-term challenges. While we continue to be negatively impacted by excess inventories built by specific customers in previous years - whether in reaction to supply chain disruptions only or in combination with slower-than-expected sales of their new products and services - we believe we will see improvement in the situation during 2025 and a resolution by the end of 2025.

“In the meantime, we continue moving forward according to our strategic plan, with significant milestones affirming the potential of our core Server Adapter and Edge System products to drive significant revenue growth in 2026 and beyond. For example, a service provider customer has recently decided to standardize on our Edge products for all of its deployment scenarios, making Silicom its single hardware provider for its diverse offerings. Deployments will initiate in 2025, and we expect related sales to reach several million dollars per year already in 2026. In parallel, a network equipment OEM has selected one of our high-speed 400G FPGA smart NICs for its core network architecture, with first deliveries scheduled for the first quarter of 2025 and a multi-million-dollar ramp up beginning in 2026. As we continuously increase the number of these ‘slow and steady’ engagements, we will benefit from ongoing revenue growth and a reduced dependency on specific large accounts. Any faster-than-projected ramp up of pipeline deals could accelerate our progress significantly.”

Mr. Eizenman continued, “Looking forward, we continue to focus on achieving an EPS above $3 as we return our revenues to $150 - $160 million per year. To this end, we have ‘right-sized’ our expenses, investing as needed to achieve our strategic targets while retaining tight control of our outlays. Based on our very strong balance sheet, we continue moving forward with our share buyback plan: in fact, during the first three quarters of 2024 we have already repurchased more than half a million shares.”

Mr. Eizenman concluded, “All in all, we are operating from an extremely solid financial platform, executing on an impressive pipeline and pursuing ambitious but achievable goals. Our team is dedicated, experienced, and fully focused on creating value - for our customers, for the market as a whole, and especially for our shareholders.”

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Conference Call Details
Silicom’s Management will host an interactive conference today, October 31st, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, impairment of goodwill, taxes on amortization and impairment of acquired intangible assets, impairment of intangible assets and related write-offs, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	September 30,	December 31,
	2024	2023

Assets

Current assets
Cash and cash equivalents	$59,489	$46,972
Marketable securities	9,818	7,957
Accounts receivables: Trade, net	13,264	25,004
Accounts receivables: Other	7,033	3,688
Inventories	43,498	51,507
Total current assets	133,102	135,128

Marketable securities	7,799	16,619
Assets held for employees’ severance benefits	1,481	1,357
Deferred tax assets	2,747	2,359
Property, plant and equipment, net	2,914	3,552
Intangible assets, net	2,316	2,253
Right of Use	7,280	6,466
Total assets	$157,639	$167,734

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$7,490	$4,139
Other accounts payable and accrued expenses	6,443	6,668
Lease Liabilities	1,633	2,070

Total current liabilities	15,566	12,877

Lease Liabilities	5,034	3,877
Liability for employees’ severance benefits	2,596	2,672
Deferred tax liabilities	92	46

Total liabilities	23,288	19,472

Shareholders' equity
Ordinary shares and additional paid-in capital	73,000	70,693
Treasury shares	(52,271)	(43,631)
Retained earnings	113,622	121,200
Total shareholders' equity	134,351	148,262

Total liabilities and shareholders' equity	$157,639	$167,734

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Sales	$14,756	$30,057	$43,623	$105,368
Cost of sales	10,593	20,821	31,158	72,185
Gross profit	4,163	9,236	12,465	33,183

Research and development expenses	4,958	5,231	14,827	15,622
Selling and marketing expenses	1,366	1,946	4,360	5,343
General and administrative expenses	952	1,099	2,978	3,205
Total operating expenses	7,276	8,276	22,165	24,170

Operating income (loss)	(3,113)	960	(9,700)	9,013

Financial income (expenses), net	515	434	1,601	1,201
Income (loss) before income taxes	(2,598)	1,394	(8,099)	10,214
Income taxes	32	183	(521)	1,660
Net income (loss)	$(2,630)	$1,211	$(7,578)	$8,554

Basic income (loss) per ordinary share (US$)	$(0.44)	$0.18	$(1.24)	$1.27

Weighted average number of ordinary shares used to compute basic income (loss) per share (in thousands)	5,919	6,744	6,090	6,754

Diluted income (loss) per ordinary share (US$)	$(0.44)	$0.18	$(1.24)	$1.26

Weighted average number of ordinary shares used to compute diluted income (loss) per share (in thousands)	5,919	6,753	6,090	6,809

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2024	2023	2024	2023

GAAP gross profit	$4,163	$9,236	$12,465	$33,183
(1) Share-based compensation (*)	82	105	193	323
Non-GAAP gross profit	$4,245	$9,341	$12,658	$33,506

GAAP operating income (loss)	$(3,113)	$960	$(9,700)	$9,013
Gross profit adjustments	82	105	193	323
(1) Share-based compensation (*)	777	834	2,113	2,091
Non-GAAP operating income (loss)	$(2,254)	$1,899	$(7,394)	$11,427

GAAP net income (loss)	$(2,630)	$1,211	$(7,578)	$8,554
Operating income (loss) adjustments	859	939	2,306	2,414
(2) Lease liabilities - Financial expenses (income)	98	(163)	(9)	(467)
(3) Taxes on amortization and impairment of acquired intangible assets	22	68	397	203
Non-GAAP net income (loss)	$(1,651)	$2,055	$(4,884)	$10,704

GAAP net income (loss)	$(2,630)	$1,211	$(7,578)	$8,554
Adjustments for Non-GAAP Cost of sales	82	105	193	323
Adjustments for Non-GAAP Research and development expenses	386	412	986	1,010
Adjustments for Non-GAAP Selling and marketing expenses	191	199	537	548
Adjustments for Non-GAAP General and administrative expenses	200	223	590	533
Adjustments for Non-GAAP Financial income (loss), net	98	(163)	(9)	(467)
Adjustments for Non-GAAP Income taxes	22	68	397	203
Non-GAAP net income (loss)	$(1,651)	$2,055	$(4,884)	$10,704

GAAP basic income (loss) per ordinary share (US$)	$(0.44)	$0.18	$(1.24)	$1.27
(1) Share-based compensation (*)	0.14	0.13	0.37	0.35
(2) Lease liabilities - Financial expenses (income)	0.02	(0.02)	-	(0.07)
(3) Taxes on amortization and impairment of acquired intangible assets	-	0.01	0.07	0.03
Non-GAAP basic income (loss) per ordinary share (US$)	$(0.28)	$0.30	$(0.80)	$1.58

GAAP diluted income (loss) per ordinary share (US$)	$(0.44)	$0.18	$(1.24)	$1.26
(1) Share-based compensation (*)	0.14	0.13	0.37	0.35
(2) Lease liabilities - Financial expenses (income)	0.02	(0.02)	-	(0.07)
(3) Taxes on amortization and impairment of acquired intangible assets	-	0.01	0.07	0.03
Non-GAAP diluted income (loss) per ordinary share (US$)	$(0.28)	$0.30	$(0.80)	$1.57

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))